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Exhibit 21.01

Click2learn Subsidiaries

Click2learn.com, limited	United Kingdom	Click2learn.com, limited
Asymetrix SARL	France	No current business
Aimtech Corporation	Delaware	No current business
Communication Strategies, Inc.	Texas	Click2learn.com Placement Services
Meliora Systems, Inc.	New York	No current business
Click2learn Canada, Ltd.	Nova Scotia	Click2learn Canada, Ltd.
Click2learn Software Corp.	Delaware	No current business
Asymetrix GmbH	Germany	No current business

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Click2learn Subsidiaries